Exhibit 99.1

The9 Limited and Blockchain Technology Company Signed Partnership

Agreement and Enters into Blockchain Services Business

Shanghai, China, January 16, 2018 — The9 Limited (“The9”) (Nasdaq: NCTY), an established internet company, today announced that The9 Singapore Pte. Ltd., its wholly owned subsidiary in established in Singapore, signed a partnership agreement with Gingkoo Technology Company Limited. (“Gingkoo Technology”). The9 will provide blockchain technology product development services and offshore offering, investing and financing services to enterprises all over the world. Gingkoo Technology will provide full support of technical team and support to enhance The9’s technical resources in blockchain business.

The9 is one of the earliest enterprises building virtual community in China. In 1999, The9 launched the “Ninth City” online community in which users can use virtual currency to conduct online social and exchange activities such as playing games, reading, music, etc.

Blockchain related technology and application has been growing rapidly in recent years. At present, it is generally believed that blockchain technology is the foundation for the development of the next generation Internet. The9 will provide global enterprises with a full range of customized services for blockchain related projects, including complete technical solutions, research and development support, and offshore investing and financing deals, to help enterprises building up blockchain technology ecosystem. The9 believes from the revenue generated through these services, The9’s overseas subsidiaries will be expected to receive certain percentages of the offering size of cryptocurrencies, in the form of both existing cryptocurrencies with large turnover volume (such as Bitcoin BTC and Ether ETH) and the new cryptocurrencies being offered. The9 may further pursue investment opportunities in new blockchain investments with high potential.

Development of blockchain technology related services will be The9’s first step in blockchain related business. The9 will gradually enter into other areas like blockchain product development, blockchain projects incubation and blockchain market consultation services, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Gingkoo Technology Company Limited

Gingkoo Technology, founded in 2013 and headquartered in Shanghai, is an established FinTech company and blockchain unicorn in China. In 2015, Gingkoo Technology started the blockchain Technology ecosystem business. Currently Gingkoo Technology is a China Blockchain Technology and Industry Development Forum Counsel member of national MIIT, Financial Blockchain Shenzhen Consortium (Chinese version R3) member, and the member of Hyperledger Project led by Linux Foundation. Its self-owned blockchain platform, Pentagram, sponsored by Shanghai Government Special Innovation Fund with over millions of RMB, has been succeeded in the certified test by the Ministry of Industry and Information Technology of China. Gingkoo Technology has been providing both financial blockchain solutions to many well-known financial institutions and local government authorities, such as: digital points, credit bureau, supply chain finance, trade finance, ABS cloud, cross-border payments, IP exchange and digital assets exchange, and other blockchain public services solutions like: agriculture security, food tracing, garbage classification, and distributed charging piles. Gingkoo Technology management team has more than 15 years of experience in financial and public information technology, including several Fin Tech expertise focusing on artificial intelligence and big data. Gingkoo Technology’s mission is “Platform, Data and Connection”. Gingkoo Technology is committed to build a connected blockchain ecosystem.

About The9 Limited

The9 Limited is an internet company based in China. The9 develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire brand new shooting mobile game, Audition mobile, Knight Forever, Q Jiang San Guo and Wildlands God of War. The9 is also commencing blockchain related business.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/